October 19, 2022

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-7010

USA

Re:	Aptose Biosciences Inc.
Registration Statement on Form S-3
Filed October 11, 2022
File No. 333- 267801

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Aptose Biosciences Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement (the “Registration Statement”) to October 21, 2022 at 5:00 p.m. (Eastern) or as soon thereafter as is practicable.

The Company also requests the Commission confirm the effective date and time of the Registration Statement in writing.

APTOSE BIOSCIENCES INC.

By:	/s/ Fletcher Payne
Name:	Fletcher Payne
Title	Senior Vice President & Chief Financial Officer